UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 6, 2021

INDUSTRIAL TECH ACQUISITIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39490	85-1316132
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5090 Richmond Avenue

Suite 319

Houston, TX 77056

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (713) 599-1300

Not Applicable
(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock and one Redeemable Warrant	ITACU	The Nasdaq Stock Market LLC

Class A Common Stock, par value $0.0001 per share	ITAC	The Nasdaq Stock Market LLC

Warrants, each exercisable for one share Class A Common Stock for $11.50 per share	ITACW	The Nasdaq Stock Market LLC

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On September 6, 2021, Industrial Tech Acquisitions, Inc. (the “Company”), Arbe Robotics Ltd. (“Arbe”) and Autobot MergerSub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), entered into the Second Amendment (the “Amendment”) to the Business Combination Agreement (as defined below), pursuant to which the parties agreed that no fractional ordinary shares of Arbe would be issued to Arbe shareholders in the Recapitalization (as defined in the Business Combination Agreement) and that all fractional ordinary shares would be rounded up or down to the closest integral number of ordinary shares, with one-half share being rounded up to the next higher integral number of shares, and the adjusted purchase price or exercise price of any warrant or option would be computed to two decimal places.

As announced on March 18, 2021, and described in greater detail in a Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (the “SEC”) on March 24, 2021, the Company entered into a definitive business combination agreement, dated as of March 18, 2021 (as amended, the “Business Combination Agreement”), with Arbe, a global leader in next-generation 4D Imaging Radar Solutions, pursuant to which, upon the terms and subject to the conditions set forth therein, among other things, Merger Sub, will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of Arbe, and the holders of the Company’s common stock and warrants will become holders of Arbe ordinary shares and warrants, all as set forth in the Business Combination Agreement.

The business combination is subject to customary closing conditions, including the approval of the Company’s and Arbe’s stockholders and the listing of Arbe’s ordinary shares on The Nasdaq Stock Market.

The description of the terms of the Amendment contained in this Current Report on Form 8-K is qualified in its entirety by reference to the Amendment, a copy of which is filed herewith as Exhibit 2.1.

Forward-Looking Statements

This report contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company and Arbe and the transactions contemplated by the Business Combination Agreement (the “Transactions”), and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the Transactions, including the anticipated initial enterprise value and post-closing equity value, the benefits of the Transactions, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the Transactions. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “project,” “may,” “should,” “potential” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

Such but are not limited to, risks related to: (i) the expected timing and likelihood of completion of the Transactions, including the risk that the Transactions may not be consummated due to one or more closing conditions to the Transactions in the Business Combination Agreement not being satisfied or waived on a timely basis or otherwise, or that the required approval of the Business Combination Agreement and related matters by the shareholders of Arbe and the Company are not obtained; (ii) a default by one or more of the investors in the PIPE on its commitment, and the Company’s failure to retain sufficient cash in its trust account or find replacement financing in order to meet the $100 million minimum cash condition in the Business Combination Agreement; (iii) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (iv) the ability of Arbe to meet Nasdaq listing standards following the Transactions and in connection with the consummation thereof; (v) costs related to the proposed Transactions; (vi) the occurrence of a material adverse change with respect to the financial position, performance, operations or prospects of Arbe or the Company; (vi) the disruption of Arbe management’s time from ongoing business operations due to the proposed Transactions; (vii) announcements relating to the Transactions having an adverse effect on the market price of the Company’s securities; (viii) the effect of the Transactions and the announcement thereof on the ability of Arbe to retain customers and retain and hire key personnel and maintain relationships with its suppliers and customers and on its operating results and businesses generally; (ix) the failure of Arbe to meet projected development and production targets; (x) changes in applicable laws or regulations, including laws and regulations affecting the market for Arbe’s products; (xi) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors, or the continuing effects of the COVID-19 pandemic, the worsening thereof or other future pandemics; (xii) the effect of the treatment of the Company’s warrants (and Arbe’s warrants following completion of the merger) as liabilities rather than as equity and the market’s reaction to changes in Arbe’s earnings resulting from changes in the warrant liability; and (xiii) other risks and uncertainties, including those to be identified in the proxy statement/prospectus filed by Arbe and the proxy statement filed by the Company (when available) relating to the Transactions, including those under “Risk Factors,” “Cautionary Notes Concerning Forward-Looking Statements” and “Arbe Management’s and Analysis of Financial Conditions and Results of Operations” therein, and in other filings with the SEC by the Company or Arbe. The Company and Arbe caution that the foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company and Arbe undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Important Information About the Transactions and Where to Find It

Arbe has filed with the SEC a Registration Statement on Form F-4 (as amended, the “Registration Statement”), which includes a preliminary proxy statement of the Company, and a preliminary prospectus in connection with the proposed Transactions involving Arbe and the Company. The Company has filed with the SEC a Preliminary Proxy Statement on Schedule 14A in connection with the special meeting to be held by the Company at which its stockholders will vote on the Transactions and related matters. The definitive proxy statement and other relevant documents will be mailed to stockholders of the Company as of a record date established for voting on the Transactions and related matters. Stockholders of the Company and other interested persons are advised to read, when available, the preliminary proxy statement, and amendments thereto, and the definitive proxy statement in connection with the Company’s solicitation of proxies for the special meeting of its stockholders to be held to approve the Transactions and related matters because these documents will contain important information about the Company, Arbe, Merger Sub and the Transactions. Stockholders of the Company will also be able to obtain copies of the Registration Statement and the final proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to the Company by contacting E. Scott Crist, Chief Executive Officer, c/o Industrial Tech Acquisitions, Inc., 5090 Richmond Avenue, Suite 319, Houston, Texas 77056, at (713) 599-1300 or at scott@texasventures.com.

Participants in the Solicitation

Arbe, the Company and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of the Company’s common stock in respect of the proposed Transactions. Information about the Company’s directors and executive officers and their ownership of the Company’s common stock is set forth in the Company’s filings with the SEC. Additional information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed Transactions when it becomes available. These documents can be obtained free of charge from the sources indicated above.

Disclaimer

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed Transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01.  Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

2.1	Amendment No. 2 to Business Combination Agreement, by and among Industrial Tech Acquisitions, Inc., Arbe Robotics Ltd. and Autobot MergerSub, Inc., dated as of September 6, 2021.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INDUSTRIAL TECH ACQUISITIONS, INC.

	By:	/s/ E. Scott Crist
Name: E. Scott Crist
Title: Chief Executive Officer and Chairman

Dated: September 10, 2021

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